SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that received, on 02/23/2021, from B3 – Brasil, Bolsa, Balcão, the Official Letter 242/2021-SLS, below transcript, requesting clarification regarding atypical movements of the Company’s shares:

Free translation of the Official Letter 242/2021-SLS

“Centrais Elétricas Brasileiras S.A. - Eletrobras

At. Ms. Elvira Baracuhy Cavalcanti Presta

CFO and IRO

Ref.: Atypical Movements of the Company’s Shares

Dear Sirs,

In view of the latest fluctuations registered with the shares issued by this company, the number of trades and the quantity traded, as below, we request that be informed, until 02/24/2021, if there is any fact of your knowledge that can justify them.

Common Shares
Prices (R$ / share)
Date	Opening	Minimum	Maximum	Average	Last	Oscil. %	Nº neg.	Amount	Volume (BRL)
02/08/2021	29.74	29.21	29.89	29.55	29.69	-0.36	16,053	4,639,400	137,107,549.00
02/09/2021	29.63	29.56	30.30	29.93	29.83	0.47	14,660	3,667,400	109,776,755.00
02/10/2021	29.83	29.15	29.88	29.36	29.27	-1.87	16,404	4,275,300	125,543,434.00
02/11/2021	29.58	29.36	29.95	29.67	29.68	1.40	12,301	4,719,300	140,017,068.00
02/12/2021	29.51	29.51	30.15	29.91	30.04	1.21	12,306	4,223,400	126,342,546.00
02/17/2021	30.04	29.62	30.15	29.91	30.05	0.03	13,211	2,970,800	88,859,055.00
02/18/2021	30.14	29.41	30.19	29.72	29.50	-1.83	23,348	4,883,200	145,119,233.00
02/19/2021	29.44	28.81	29.59	29.15	29.11	-1.32	19,997	5,267,900	153,537,594.00
02/22/2021	26.80	26.27	29.47	27.82	28.91	-0.68	64,987	19,842,800	551,945,680.00
02/23/2021*	29.54	28.89	33.11	31.33	32.40	12.07	41,305	15,364,600	481,458,718.00

Preferred A Shares
Prices (R$ / share)
Date	Opening	Minimum	Maximum	Average	Last	Oscil. %	Nº neg.	Amount	Volume (BRL)
02/02/2021	65.00	65.00	70.00	68.96	65.00	6.94	32	3,900	268,928.00
02/03/2021	68.00	67.32	79.91	68.71	68.20	4.92	19	3,200	219,861.00
02/04/2021	69.00	69.00	74.00	71.66	73.86	11.70	10	1,300	93,152.00
02/05/2021	73.86	73.86	73.86	73.86	73.86	0.00	1	100	7,386.00
02/08/2021	64.34	64.34	74.00	69.44	71.00	-3.87	9	900	62,500.00
02/09/2021	68.00	67.00	68.00	67.50	67.00	-5.63	2	200	13,500.00
02/11/2021	64.54	64.54	64.54	64.54	64.54	-3.67	1	100	6,454.00
02/19/2021	59.01	59.00	59.01	59.01	59.01	-8.56	4	600	35,405.00
02/22/2021	54.00	54.00	59.00	56.50	59.00	-0.01	2	200	11,300.00
02/23/2021*	64.00	64.00	70.00	68.07	68.70	16.44	5	500	34,039.00

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Preferred B Shares
Prices (R$ / share)
Date	Opening	Minimum	Maximum	Average	Last	Oscil. %	Nº neg.	Amount	Volume (BRL)
02/08/2021	30.72	30.21	30.78	30.43	30.39	-1.55	10,538	3,063,400	93,206,028.00
02/09/2021	30.41	30.23	31.03	30.53	30.32	-0.23	9,587	2,767,200	84,489,885.00
02/10/2021	30.33	29.57	30.45	29.84	29.76	-1.84	10,436	2,629,700	78,475,837.00
02/11/2021	30.01	29.62	30.37	29.94	29.97	0.70	10,162	2,307,600	69,079,943.00
02/12/2021	29.97	29.77	30.43	30.11	30.21	0.80	10,625	2,629,400	79,168,713.00
02/17/2021	30.40	29.78	30.40	30.07	30.18	-0.09	8,794	1,830,200	55,026,298.00
02/18/2021	30.03	29.59	30.30	29.82	29.70	-1.59	17,156	3,170,600	94,554,071.00
02/19/2021	29.73	29.06	30.00	29.41	29.29	-1.38	18,111	4,226,800	124,299,171.00
02/22/2021	27.04	26.38	29.97	28.26	29.24	-0.17	43,847	12,858,400	363,439,096.00
02/23/2021*	29.76	29.14	33.19	31.42	32.52	11.21	17,278	5,838,900	183,475,452.00

*Updated until 02h17. pm”

In view of the aforementioned Official Letter, and as already mentioned in previous announcements we clarify that Eletrobras' shares have been fluctuating as a result of news that are disclosed in the media and statements by country authorities, not necessarily directly related to the Company, but that change the market perspective in relation to the National Congress acceptability of bill number 5.877/2019 ("PL"), which provides for the privatization of Centrais Elétricas Brasileiras SA - Eletrobras.

News recently released in the media showed that the Federal Government could issue a Provisional Measure aimed at accelerating the privatization process of Eletrobras. According to the Notice to the Market published on February 22, 2021, Eletrobras sent correspondence to the Ministry of Mines and Energy, the ministry to which it is linked, to verify if there was information that could characterize a Relevant Fact and that had not yet been disclosed by the Company.

Yesterday, February 23, 2021, after the closing of the trading session, Eletrobras received Official Letter No. 82/2021 / GM-MME, in which the Ministry of Mines and Energy informed the edition of Provisional Measure No. 1031/2021 which aims to speed up the privatization process of the Company and which was the subject of a Relevant Fact disclosed, on the same date, by the Company.

Accordingly, the Company clarifies that there is no new information that has not already been disclosed by the Company through the appropriate channels.

Rio de Janeiro, February 24, 2021

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.